Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

July 30, 2021

Katherine Hsu, Esq. Office Chief Division of Corporate Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form SF-3

Dear Ms. Hsu:

Today, J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to file a new registration statement on Form SF-3 to replace the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-226123), declared effective on September 11, 2018 (the “Prior Registration Statement”) prior to the required compliance date.

If you require any additional information, please feel free to call me at (704) 348-5309.

Sincerely yours,

/s/ David Burkholder

David S. Burkholder

cc: Kunal K. Singh (w/o enclosures)

William Dunn, Esq. (w/o enclosures)

David S. Burkholder   Tel 704 348 5309   Fax 704 348 5200    david.burkholder@cwt.com